1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN ANNOUNCES INTERCREDITOR SETTLEMENT AGREEMENT

November 21, 2012 - Great Basin Gold Ltd. (the “Company”) (NYSE MKT:GBG; JSE:GBG) announces that, in connection with its restructuring proceedings commenced under Canada’s Companies’ Creditors Arrangement Act (“CCAA”), an order (the “Order”) was made yesterday by the Supreme Court of British Columbia (the “Canadian Court”) on the application of certain unaffiliated holders (the “Noteholders”) of the Company’s senior unsecured convertible debentures due 2014 issued pursuant to a trust indenture (the “2014 Trust Indenture” and the debentures issued thereunder, the “2014 Debentures”) approving a settlement agreement (the “Settlement Agreement”) that resolves the Company’s current litigation with the Noteholders over the delivery by Great Basin Gold Inc., (“GBGI”), a wholly owned U.S. subsidiary of the Company, of a secured guarantee (the “Burnstone Guarantee”) in favour of certain lenders to the Company (the “Burnstone Lenders”). The delivery of the Burnstone Guarantee is a condition precedent to the Company’s DIP loan facility (the “DIP Facility”), which was approved by order of the Canadian Court on September 27, 2012. The Settlement Agreement provides, among other things, that GBGI will also deliver to Computershare Trust Company of Canada, the trustee appointed pursuant to the 2014 Trust Indenture (the “Trustee”), a secured guarantee of the Company’s obligations under the 2014 Trust Indenture and all 2014 Debentures issued thereunder. The security to be granted to the Trustee by GBGI will rank equally with the security for the Burnstone Guarantee and subordinate to the existing security granted in favour of the existing lenders to GBGI and its subsidiaries, and the security granted to secure the DIP Facility. Such guarantees and security by GBGI result in a contingent cross collateralization using GBGI’s assets to help secure existing obligations to the Burnstone Lenders and the 2014 Debentures. The Company previously agreed to this contingent cross collateralization in favour of the Burnstone Lenders as a condition precedent to the DIP Facility and it was approved by the Canadian Court in the CCAA proceeding. The settlement resolves litigation with the Noteholders in respect of the Burnstone Guarantee, which was delaying the CCAA process.

The Order approving the Settlement Agreement authorizes and directs the Trustee, for itself and on behalf of all the debentureholders, to execute certain documents relating to and required by the Settlement Agreement in order that it may be implemented. The Order further provides that the documents executed by the Trustee will each constitute legal, valid and binding obligations of the Trustee and all debentureholders enforceable against them in accordance with their terms, and provides for delivery of notice of the Order to debentureholders through CDS & Co (“CDS”). The Order also establishes that any application by any debentureholder to seek to vary, rescind or otherwise affect the provisions of the Order must be brought to the Canadian Court on or before December 11, 2012. Any debentureholder who does not bring such an application by that date will lose the right to do so. The Order facilitates implementation of the Settlement Agreement, which will permit the Company to fulfill its obligations under the DIP Facility previously approved by the Canadian Court, and will permit further advances to be made under the DIP Facility.

Copies of all relevant Settlement Agreement documents may be viewed on the Monitor’s website at www.kpmg.ca/greatbasingold.

The Noteholders are represented by Fraser Milner Casgrain LLP in Canada, Brown Rudnick LLP in the United States and Werksmans Attorneys in South Africa. Debentureholders with questions related to the Settlement Agreement are encouraged to contact those firms.

For additional details on Great Basin Gold Ltd. please visit the Company’s website at www.grtbasin.com or contact Michael Curlook, Head of Investor Services at 1-888-633-9332.